EXHIBIT 1
                                                         Sub-Item 77C

               DREYFUS NEW JERSEY INTERMEDIATE MUNICIPAL BOND FUND

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

         A Special Meeting of Shareholders of Dreyfus New Jersey Intermediate Municipal Bond Fund (the "Fund") was held on May 23, 2007. Out of a total of 12,805,735.795 shares ("Shares") entitled to vote at the meeting, a total of 7,772,984.912 were represented at the meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund's outstanding Shares as follows:

         An Agreement and Plan of Reorganization between the Fund and Dreyfus Premier New Jersey Municipal Bond Fund (the "Acquiring Fund"), providing for the transfer of all of the assets of the Fund to the Acquiring Fund, in exchange for the Acquiring Fund's Class Z shares having an aggregate net asset value equal to the value of the Fund's assets and the assumption by the Acquiring Fund of the Fund's stated liabilities, and the pro rata distribution of those shares to the Fund's shareholders and subsequent termination of the Fund.



         Affirmative Votes          Negative Votes   Abstained Votes
         -----------------          --------------   ---------------
         6,614,913.781              708,629.735      449,441.396